UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

13781Y103

(CUSIP Number)

Elliot Cooperstone

ITC rUMBA, LLC

One Vanderbilt Ave, Suite 2400

New York, NY 10017

(646) 930-1531

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

ITC Rumba, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

Elliot Cooperstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		148
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

148
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Percentage is calculated based on 2,887,607 shares of Class A Common Stock issued and outstanding as of October 30, 2023 after giving effect to the 1-for-100 reverse stock split of the Issuer, effective November 2, 2023 (the “Reverse Stock Split”), as reported by the Issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on November 2, 2023.

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CUSIP No. 13781Y103

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Purpose of Transaction

Item 2(a) is hereby amended to add the following:

On November 7, 2023, the Reporting Persons and other parties to the Joint Filing and Solicitation Agreement entered into that certain Termination of Joint Filing and Solicitation Agreement (the “JFSA Termination Agreement”), which terminated the Joint Filing and Solicitation Agreement pursuant to its terms, effective immediately. Accordingly, the Reporting Persons are no longer members of a group for purposes of Section 13(d) and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 9 to the Schedule 13D.

A copy of the JFSA Termination Agreement is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

While the Former Directors Group continue to be vehemently opposed to the members of the board of directors of the Issuer continuing in their present roles in light of, among other things, their failure to promptly address the issues raised by the Former Directors Group and the resulting massive destruction of shareholder value, the Former Directors Group have decided to disband the group at this time. The Former Directors Group were able to achieve some of its principal objectives, including that Dr. Marlow Hernandez is no longer serving on the Board and the Issuer has designated Mark Kent as its permanent Chief Executive Officer. The members of the Former Directors Group intend to continue to work independently to drive value at the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) is hereby amended and restated to read as follows:

(e)       The Reporting Persons do not beneficially own over 5% of the Class A Common Stock and, as of November 7, 2023, are no longer members of a group for purposes of Schedule 13(d) that beneficially owns over 5% of the Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 7, 2023, the Joint Filing and Solicitation Agreement was terminated, effective immediately, pursuant to the terms of the JFSA Termination Agreement.

Item 7.	Material to Be Filed as Exhibits.
99.1	JFSA Termination Agreement, dated November 7, 2023.
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CUSIP No. 13781Y103

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023

ITC Rumba, LLC

By:	/s/ Elliot Cooperstone
	Name:	Elliot Cooperstone
	Title:	Managing Partner

/s/ Elliot Cooperstone
Elliot Cooperstone

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